MESSAGE TO SHAREHOLDERS



     The Somerset Group, Inc. reported a substantial increase in earnings for 1994, along with completing plans to sell several of our core businesses and redirect the company into other ventures. For the year ended December 31,1994, Somerset reported net income of $2.6 million, or $1.57 per share, compared with $2.2 million, or $1.37 per share, in 1993, an increase of 15%.

     Construction of commercial and industrial buildings rebounded in 1994, and we moved quickly to capitalize on this favorable market trend. As a result, fourth quarter sales grew 48% over the same quarter in 1993. Sales for the year were $23.5 million, a 61% increase over sales of $14.6 million in 1993.

     Equity income from First Indiana Corporation, the Bank holding company of which we own 21%, fell 28% to $2.6 million from $3.6 million in 1993. The decrease resulted primarily from higher interest rates, which led to lower loan originations and fewer gains from the sale of loans in the core mortgage banking business of First Indiana Bank, the Corporation's subsidiary.

     As of October 31, 1994, the Company sold its 51% interest in the concrete highway bridge business to its 49% partner, C. J. Mahan Construction Co. This subsidiary had been activated in 1993, but no longer fit with the new strategic direction of the Company.

     The strong construction market and the appearance of a ready buyer led us to the execution of an agreement in February 1995 for the sale of two of our divisions, American Precast Concrete - Ohio and Span-Deck of Indiana.
     These divisions will be sold during the second   quarter  of  1995   to
     Minnesota-based Fabcon, Inc. The sale of the assets of these two divisions will provide Somerset with approximately $7 million in cash.

     We also intend to sell our remaining precast/ prestressed concrete division, American Precast Concrete, later in 1995. This sale will represent Somerset's withdrawal from the construction industry.

     The sale of these operations is part of our long-term strategic plan to shift our resources from manufacturing to service industries. The strong construction levels in 1994 provided us with an opportune time to sell and realize maximum benefit for our shareholders.

     We have not yet determined the precise use of the proceeds from the sale of these divisions. In the short run, we will use the proceeds for debt reduction while we look for enterprises that will better complement our investment in First Indiana Corporation.

     Although First Indiana's earnings in 1994 were below those of 1993, we are encouraged about the Bank's long-term direction. First Indiana Corporation's earnings were its second best from operations, and the company's margin reached a record 3.96% during 1994, compared with 3.64% in 1993. First Indiana's net interest income in 1994 was $49.2 million, compared with $45.9 million in 1993. Given the rising rate environment, this increase is encouraging because it reflects strong origination volume and a favorable asset/liability mix. First Indiana's capital position remains solid, with an equity-to-assets ratio of almost 9%. Non-performing assets continued to fall throughout


     1994 to $29 million, a 20% reduction from December 31, 1993.


     We believe that both First Indiana and Somerset are strategically positioned to diversify sources of income and invest in synergistic businesses that bring value to targeted niches of the market. The years ahead hold excitement and promise for The Somerset Group as we redirect our assets into new businesses.

     We appreciate your continuing support and look forward to sharing our strategies as they take shape.

     Sincerely,



     Robert H. McKinney,
     Chairman & Chief Executive Officer
     Marni McKinney Jakubovie
     President & Chief Operating Officer

                                FINANCIAL HIGHLIGHTS
                       At and for the Years Ended December 31,

     (in thousands)

                                 1994          1993       1992

     Net sales from
     continuing operations     $23,467       $14,555     $15,875
                                 ======      =======      ======
     Income from continuing
     operations,before income
e
     taxes and minority
     interest                    $4,132      $3,631      $ 2,744
                                  =====       =====        =====
     Income from continuing
     operations                  $2,617      $2,219       $1,657

     Loss from discontinued
     operations                    ---         ---       (1,613)
                                 -----       -----       ------
     Net income                $ 2,617     $ 2,219      $44,000
                                ======      ======       ======

     Net income (loss) per share:
     Continuing operations       $1.57       $1.37        $1.03
     Discontinued operations        --          --        (1.00)
                                   ----        ----         ----
     Net income                  $1.57       $1.37        $ .03
                                   ====        ====         ====

     Total assets              $39,804     $34,995       $30,649


     Shareholders' equity      $26,429     $23,904      $21,640

     Book value per share       $16.31      $14.89       $13.49

     Cash dividend per share      $.10          --           --